UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telefônica Brasil S.A. – Presentation of Results – 1Q12” dated on May 10, 2012.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	May 10, 2012	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director



Results 1Q12

Telefônica | vivo

Telefônica Brasil S.A.
05.10.2012

Disclaimer

For comparative purposes, the 1Q11 figures were prepared on a combined basis. Thus, the annual variations presented may differ from those reported in the financial statement filed with CVM through the Quarterly Information – ITR form .

This presentation may contain forward-looking statements concerning future prospects and objectives regarding growth of the subscriber base, a breakdown of the various services to be offered and their respective results. The exclusive purpose of such statements is to indicate how we intend to expand our business and they should therefore not be regarded as guarantees of future performance.

Our actual results may differ materially from those contained in such forward-looking statements, due to a variety of factors, including Brazilian political and economic factors, the development of competitive technologies, access to the capital required to achieve those results, and the emergence of strong competition in the markets in which we operate.

Agenda

01 Operating Performance.

02 Financial Performance.

03 Operational Integration.

Telefónica | vivo

01

Operating Performance



Highlights of the Quarter

Mobile Market Share	• ***Leadership expansion*** *in all mobile customer segments*
Corporate Business	• *Integration leading to* ***enhanced performance in Large Corps and SMEs***
Mobile Service Revenue	• ***Continued accelerated annual growth*** *even with MTR reduction*
EBITDA	• ***Margin of 34%*** *even in the face of integration process and commercial activity during the quarter*
Operational Sinergy	• ***Operational integration*** *process evolving in full force and* ***matching planned timetable***

In 1Q12 we continue to harvest on our superior data approach…

…in the Mobile…

Our absolute leadership in 3G Coverage and quality…


1.206
402
195
211
2.516
657
488
250
2.727
866
512
308
Dec/10
Dec/11
Mar/12
Vivo
Claro
Tim
Oi

Source: Teleco.

…is driving data adoption in the smartphone…


x 4
1Q11
1Q12
Customers with internet packages

…and attracting largest majority of the datacard market.


34%
36%
38%
40%
42%
43%
43%
43%
44%
1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 1Q12
Data Market Share

49% data market share of net additions in 1Q12

…and Fixed Space.

An established and solid infrastructure for UBB…

1.7 MM homes passed in UBB in wealthiest regions of SP

6,000 KM of fiber in the FTTH solution

…with a superior solution delivering top edge experience…


> 10 x in Mbps
FTTN
FTTH

…is accelerating adoption for premium customers.


x 4
1Q11
1Q12
UBB Customer Base

Majority of 1Q12 net adds in FTTH solution

01

Growth in accesses during the quarter shows the attractiveness of our data and voice offers.

Accesses*
Million



16.7%
3.7%
77.1
86.9
90.0
15,1
15,3
15,3
62,1
71,6
74,8
YoY
1.3%
20.5%
1Q11
4Q11
1Q12
Mobile
Fixed**

Net Additions
Thousand



3,171
54
505
+83%
1,732
61
685
22
2.725
1.083
(16)
(120)
(97)
1Q11
1Q12
Fixed Voice
Fixed Broadband
Mobile Postpaid
Pay TV
Mobile Prepaid

Source: Anatel.
*Considers 150 thousand TVA customers consolidated in June 2011
**Includes fixed voice, fixed broadband and pay TV.

01

In the mobile business, Telefônica Brazil increased its leadership in all customer segments

Mobile Accesses
Million


20.5%
4.5%
YoY
24.8%
19.3%
62.1
13,3
48,7
71.6
16,1
55,4
74.8
16,6
58,2
1Q11
4Q11
1Q12
Prepaid
Postpaid

Mobile Market Share
%


29,5%
35,5%
41,7%
29,8%
36,5%
43,8%
1Q11
1Q12
Blended
Postpaid
Broadband
Source: Anatel.

ARPU
R$


-5.9%
-8.9%
YoY
11.6%
-11.1%
23.8
5,4
18,4
24.6
6,4
18,2
22.4
6,0
16,4
1Q11
4Q11
1Q12
Voice
Data

Harvesting Prepaid Growth


12%
13%
16%
19%
7%
10%
17%
23%
2Q11
3Q11
4Q11
1Q12
Δ% prepaid customers - YoY
Δ% of recharge - YoY

Telefônica | vivo

In the fixed business, fiber adoption and corporate business performance are the quarter highlights

Voice and Fixed Broadband Accesses
Million


0.1%
-0.3%
YoY
14.6
3,4
11,2
14.6
3,6
11,0
14.6
3,7
10,9
9.1%
-2.6%
1Q11
4Q11
1Q12
Fixed Accesses
Fixed Broadband

Fiber to the Home Net Additions
Thousand


4,7
5,0
9,2
20,6
20,4
1Q11
2Q11
3Q11
4Q11
1Q12

Fixed Broadband accesses over Fixed Voice accesses


25%
26%
28%
29%
30%
31%
32%
33%
34%
1Q10 2Q10 3Q10 4Q10 1Q11 2Q11 3Q11 4Q11 1Q12

Corporate* access evolution
Thousand


+ 14.3%
1Q11
1Q12

* Includes mobile and fixed accesses.

01

Strong financial results even considering the integration process and strong commercial activity.

R$ million	1Q12	1Q11	Δ% YoY
Net Operating Revenue	8,314.3	8,017.5	3.7%
Total Net Operating Service Revenue	8,133.0	7,713.5	5.4%
Wireless Service Revenue	4,924.2	4,367.2	12.8%
Wireline Service Revenue	3,208.7	3,346.4	-4.1%
Net Handset Revenue	181.4	304.0	-40.3%
EBITDA	2,847.3	2,839.9	0.3%
EBITDA Margin	34.2%	35.4%	-1.2 p.p.
Net Result	956.6	1,128.5	-15.2%

02

Financial Performance



Mobile net revenue maintained accelerated growth even in the face of MTR reductions in the quarter


Mobile Net Service Revenue
R$ Million
12.8%
-3.4%
YoY
33.9%
-5.0%
11.9%
4,367
984
1.022
2.323
5,097
1.334
1.059
2.661
4,924
1.318
971
2.600
1Q11
4Q11
1Q12
29.4%
33.0%
33.3%
Access and Usage
Network Usage
Data and VAS
% Data/Mobile Outgoing Revenue
In order to simplify the analysis the chart does not include 'Other Revenues'.


Mobile Net Service Revenue
∆% YoY
54.1%
56.6%
59.3%
59.2%
13.8%
10,3%
12,0%
13,9%
12,8%
2Q11
3Q11
4Q11
1Q12
MTR impact
%Mobile Service Rev./Total Revenue
YoY growth excluding MTR impact

Data and VAS revenue continue to be the main driver of revenue growth and already accounts for around 27% of net service revenue

Data and VAS Revenue

R$ Million


33.9%
-1.2%
YoY
59.1%
24.7%
39.1%
984
131
532
321
1,334
215
646
473
1,318
208
664
446
1Q11
4Q11
1Q12
Messaging P2P
Internet
Other

% Data/Mobile Net Service Revenue


22,5%
25,0%
25,7%
26.2%
26,8%
1Q11
2Q11
3Q11
4Q11
1Q12

Customers with internet packages


+ 4X
1Q11
1Q12

Corporate business responds for 48% of the wireline net revenue

Wireline Net Revenue

R$ Million


Regulatory impact of 0.7 p.p. yoy
-4.1%
-3.9%
YoY
17.7%
14.7%
-13.8%
3,346
3,340
3,209
201
238
237
916
1.070
1.050
2.230
2.031
1.922
1Q11
4Q11
1Q12
27.4%
32.0%
32.7%
Voice*
Data and Pay TV
Others
% Data and Pay TV/Wireline net revenue

Revenue Mix per Business


1Q12
47,7%
52,3%
1Q11
46,3%
53,7%
Individual
Corporate

*Includes voice, accesses and network usage.

Consolidated expenses increased by 5.6% yoy, affected by non recurrent events and higher commercial activity in the quarter

R$ Million


YoY
31.9%
6.8%
-10.7%
10.3%
21.9%
n.a.
5.6%
(5.178)
(173)
(170)
51
(148)
(48)
198
(5.467)
1Q11
Personnel
Services Rendered
Goods Sold
Selling Expenses
G&A
Others
1Q12

Non recurring events	Personnel	Selling Expenses	Others
Restructuring	- R$130.2		
Brand		- R$21.5	
Non strategic assets			+ R$216.5

02

1Q12 recurrent EBITDA reaches R$2,8 billion and adjusted margin of 33.5%

R$ Million


EBITDA
38,5%
35,4%
34,2%
2.840
3.308
2.847
1Q11
4Q11
1Q12
EBITDA
EBITDA Margin


Adjusted EBITDA
34,1%
34,0%
33.5%
2.825
2.927
2.783
3Q11
4Q11
1Q12
Recurrent EBITDA
Adjusted Margin

- **sale of non strategic assets** in the amount of **R$216.5 million in the 1Q12** and **R$380.1 million in the 4Q11**;
- non recurrent **integration costs** in the amount of **R$151.7 million** in the quarter;

1Q12 EBIT reaches R$1.5 billion and net result of R$1 billion

R$ Million


EBIT
1.756
1.985
1.529
1Q11
4Q11
1Q12


Financial Result
1Q11
4Q11
1Q12
(12)
(94)
(63)


Net Result
-15.2%
-34.6%
1,129
1,462
957
1Q11
4Q11
1Q12


Net Result Build-up
1.129
7
(234)
(51)
106
957
1Q11
EBITDA
D&A
Financial Result
Taxes
1Q12

Higher capex execution in the quarter focused on network expansion, integration and quality

R$ Million


Capex
14,3%
9,2%
713
1.164
1Q11
1Q12
% Capex*/Net Operating Revenue


Gross Debt
-3.9%
-4.4%
6,169
6,204
5,928
71%
77%
76%
29%
23%
24%
1Q11
4Q11
1Q12
Short Term
Long Term


Net Debt
34.2%
-16.0%
3.165
1.980
2.658
1Q11
4Q11
1Q12

Telefônica | vivo

03

Operational Integration



01

We have been keeping our top quality positioning in the mobile and have strengthened the fixed.

Mobile Attendance Index - IDA


99,4
95
87,9
84,8
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
Vivo TIM Claro Oi

Source: Teleco.

Best IDA in 36 of the last 37 months

Fixed Complaints volume in Anatel


- 30%
- 23%
- 21%
Anatel STFC
Anatel ADSL
Anatel TV
Mar/11
Mar/12

Mobile Anatel Complaints Ranking


0,51
0,42
0,33
0,26
1Q11
2Q11
3Q11
4Q11
Oi TIM Claro Vivo

Source: Teleco.

Clear position as less complained company

Procon*: Passed from 1st to 6th position in the 2011 ranking

*Foundation for the Consumer Protection.

02

With improved quality and solid processes we could rebrand our fixed services and restructure our organization, executing and delivering the original plan.

	Impact in the quarter	Main future benefits
REBRANDING	R$ 21,5 million	• Stores selling mobile and fixed products; • Convergent customer experience; • Improved perception on quality and Unified culture; • Future savings in communication;
PERSONNEL	R$130,2 million	• More agile, simplified and convergent structure; • Future savings in personnel;



vivo



As an integrated company we also move forward on our convergent approach, especially for the corporate customer.

Infrastructure



- **Use of Mobile Infrastructure** (HSPA, Fiber and Radio) **outside São Paulo to provide corporate services** (VPN IP, IP Internet and Metrolan) with better prices and lower opex.

Channels



- **Convergent commercial process and integrated direct and indirect channels** (sales force, back office, pre and post sales teams), leveraging satisfaction and sales.

New Services



- **Vivo Cloud Plus: New IT (IaaS) services** for Large Corps **using the Vivo brand.**

Results



After the integration, level of gross adds went up 44% for complete solutions*, 34% for mobile and 157% for machine to machine.

** Complete solutions include mobile+datacard+M2M*

Telefonica | vivo